UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-33694
NOTIFICATION OF LATE FILING	CUSIP NUMBER 169384203

(Check one):	o Form 10-K	☐ Form 20-F	☐ Form 11-K	o Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended
	☒	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
	For the Transition Period Ended		September 30, 2009

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CHINA DIRECT INDUSTRIES, INC.
Full Name of Registrant
Not applicable
Former Name if Applicable
431 Fairway Drive, Suite 200
Address of Principal Executive Office(Street and Number)
Deerfield Beach, Florida 33441
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Transition Report on Form 10-K for the nine month period ended September 30, 2009 due to a delay in obtaining and compiling information required to be included in its Form 10-K, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Transition Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lazarus Rothstein	954	363-7333
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			o Yes ☒No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA DIRECT INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2009	By	/s/ Yuejian (James) Wang
Yuejian (James) Wang President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part IV - Other Information

Supplemental response to Part IV.

(2) China Direct Industries, Inc.'s (the "Company") Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 was filed late.

(3) The following items will have a significant effect on the Company’s results of operations for the nine month transition period ended September 30, 2009 as compared to its fiscal year ended December 31, 2008:

As previously reported, on September 29, 2009 the Board of Directors of the Company committed to a plan to sell its interest in Pan Asia Magnesium, Ltd. (“Pan Asia”).  Pan Asia owns and operates a magnesium production facility located in Taiyuan, Shanxi Province, China. On December 29, 2009, the Company’s audit committee approved the establishment of a reserve for a contingent loss from discontinued operations related to Pan Asia in the approximate amount of $7,362,039.

In addition, the following other charges are expected to be taken in the nine month transition period ended September 30, 2009:

Description	Amount
Impairment charges related to bad debt	$1,753,744
Realized loss on sale of marketable securities	1,909,056
Realized loss on other than temporary impairment	9,466,329
Loss from discontinued operations (net of income of $585,436)	609,331

The Company further plans to restate its December 31, 2008 financial statements included in its Form 10-K filed on March 31, 2009 as a result of an error related to the method of calculating the other-than-temporary impairment of available for sale securities.  Accordingly, the Company’s realized loss on investment in marketable securities – Other Than Temporary Impairment of $4,127,555 (as reported) will increase by $3,393,533 to $7,521,088 (as restated).